April 6, 2006

Ms. Angela J. Crane

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

701 First St. NE

Washington, D.C. 20549

Re:	Comment Letter Dated March 23, 2006
MTS Systems Corporation
Form 10-K for the fiscal year ended October 1, 2005
File No. 0-02382

Dear Ms. Crane:

As requested, we are providing the following information in connection with your letter dated March 23, 2006:

Form 10-K for the period ending October 1, 2005

Cash Flow Statement, page F-7

1.

Please refer to prior comment 2. We note in future filings you will report cash flows from discontinued operations separately on the face of the cash flow statement. While we do not believe your previous presentation complied with SFAS 95, we will not object if you retroactively modify your presentation similar to a change in accounting method (without referring to the correction of an error) provided that you comply with the following:

–

If you expect to request effectiveness of a registration statement or mail a transactional proxy statement prior to filing your next periodic report, you include the changed presentation as well as the annual cash flow information requested below in that registration/proxy statement prior to effectiveness.

–	You label either the column heading or the marginal heading as “revised” or “restated.” Characterizing the modification as “reclassified” will not suffice.

–

You make specific and prominent footnote disclosure to the effect that the company has separately disclosed the operating, investing and financing portions of the cash flows attributable to discontinued operations, which in prior periods were reported on a combined basis as a single amount.

–

Since your next periodic report is a Form 10-Q, you quantify and present separate totals of operating, investing and financing cash flows from discontinued operations for the most recently completed three fiscal years.

The Company will comply with the above presentation and disclosure requirements related to discontinued operations cash flows in its Form 10-Q for the fiscal quarter ended April 1, 2006 and in subsequent periodic reports, as appropriate.

If you have any questions, please contact Lynn Blake, Corporate Controller, at (952) 937-4020, or myself at (952) 937-4005.

Sincerely,

/s/ Susan E. Knight

Susan E. Knight

Vice President and Chief Financial Officer